Exhibit 99.1

Issued by Philips and Spectranetics

Press Information

June 28, 2017

Philips to acquire The Spectranetics Corporation to accelerate expansion in image-guided therapy devices to treat cardiac and peripheral vascular disease

•	Highly complementary addition to Philips’ Image-Guided Therapy Business Group, strengthening its position in EUR 6+ billion market

•	Spectranetics’ strong device portfolio for vascular intervention and lead management procedures is growing double-digits

•	Spectranetics’ Stellarex [1] drug-coated balloon is a next-generation therapeutic device for the treatment of peripheral artery disease; Stellarex is backed by compelling clinical data, CE-marked, and under review by the FDA for premarket approval in the U.S.

•	Philips is offering Spectranetics shareholders USD 38.50 in cash per share, which constitutes a 27 percent premium to Spectranetics closing price on June 27, 2017

•	Acquisition expected to be revenue growth, adjusted EBITA [2] margin and adjusted EPS [3] accretive for Philips by 2018

Amsterdam, the Netherlands and Colorado Springs, CO, U.S. – Royal Philips (NYSE: PHG; AEX: PHIA), a global leader in health technology, and The Spectranetics Corporation (NASDAQ: SPNC), a U.S.-based global leader in vascular intervention and lead management solutions, today announced that they have entered into a definitive merger agreement. Pursuant to the agreement, Philips will commence a tender offer to acquire all of the issued and outstanding shares of Spectranetics for USD 38.50 per share, to be paid in cash upon completion. This represents a 27 percent premium to Spectranetics closing price on June 27, 2017. The implied enterprise value is approximately EUR 1.9 billion, inclusive of Spectranetics’ cash and debt. The board of directors of Spectranetics has approved the transaction and recommends the offer to its shareholders. The transaction is expected to close in the third quarter of 2017.

Philips has a leadership position in the EUR 6+ billion image-guided therapy market with a unique portfolio of interventional imaging systems and devices, planning and navigation software, and services, serving a large, global customer base and supported by a global network of leading clinical partners.

The acquisition of Spectranetics will further expand and strengthen Philips’ Image-Guided Therapy Business Group. Spectranetics is a leader in vascular intervention to treat coronary and peripheral artery disease, and in lead management for the minimally invasive removal of implanted pacemaker and implantable cardioverter defibrillator (ICD) leads. Spectranetics is currently growing double digits and projects 2017 sales to be in the range of USD 293 million to USD 306 million.

Spectranetics’ device portfolio includes a range of laser atherectomy catheters for treatment of blockages with laser energy in both coronary and peripheral arteries; the AngioSculpt scoring balloon used to mechanically push a blockage aside in both peripheral and coronary arteries; the AngioSculptX scoring balloon [4], which is the only drug-coated scoring balloon in the market, and the Stellarex drug-coated balloon, which treats common to complex lesions while inhibiting the recurrence of these blockages. All of these market segments exhibit high growth rates.

The Stellarex drug-coated balloon is a key growth driver in Spectranetics’ portfolio. Stellarex already is CE-marked, and under review by the FDA for premarket approval in the U.S. The drug-coated balloon segment is one of the fastest growing segments in peripheral vascular procedures. Top-tier outcomes in the most complex patient population studied in drug-coated balloon IDE trials indicate that Spectranetics’ Stellarex has excellent clinical performance with proven results in complex disease.

“Today’s exciting announcement follows a series of bolt-on acquisitions to strengthen our portfolio across the health continuum,” said Frans van Houten, CEO of Royal Philips. “Building on the successful integration of the Volcano acquisition in early 2015, we are now accelerating our strategic expansion into therapy devices with the agreement to acquire Spectranetics. This transaction is expected to be revenue growth and profit accretive by 2018, given the projected revenue and productivity synergies. Spectranetics’ highly competitive product range, integrated with our portfolio of interventional imaging systems, devices, software and services will enable clinicians to decide, guide, treat and confirm the appropriate cardiac and peripheral vascular treatment to deliver enhanced care for patients with better outcomes, as well as significantly boost recurring revenue streams for Philips.”

“We are pleased to announce this agreement with Philips, which will deliver significant value to our shareholders,” said Scott Drake, President and CEO of Spectranetics. “Combining Philips’ innovations in image-guided therapy with Spectranetics’ portfolio and expertise in the therapeutic device space will create exciting opportunities and allow us to accelerate growth. As part of Philips, we will have the scale and resources to expand Spectranetics’ portfolio of highly differentiated products, our robust innovation pipeline, and our clinical data compendium. This transaction is a testament to the hard work and dedication of Spectranetics’ talented teammates. We have tremendous respect for Philips, as our two companies have a shared view on the importance of culture, values, and innovation, as well as a shared focus on improving patients’ lives around the world. We look forward to a smooth transition.”

Financials

Upon completion of the transaction, Spectranetics and its more than 900 employees will become part of the Image-Guided Therapy Business Group within Philips. Spectranetics’ standalone revenue growth is expected to be double-digit and adjusted EBITA to be positive by 2018. Philips sees sustained high sales growth through new product introductions across a highly synergistic therapy device portfolio. Moreover, the transaction will enhance the geographical expansion of Spectranetics’ products and commercialization opportunities in new, adjacent segments. As part of Philips, the Spectranetics business will benefit immediately from Philips’ platform enabling cost and working capital synergies.

As a result, the combined Spectranetics and Philips Image Guided Therapy Devices business (Philips Volcano), within the Image-Guided Therapy Business Group, is expected to grow to approximately EUR 1 billion by 2020. For the overall Image-Guided Therapy Business Group, Philips targets a high single-digit comparable sales growth and high-teens adjusted EBITA margin for the medium-term [5]. In 2016, this business group reported sales of approximately EUR 1.9 billion of which approximately 20 percent was attributable to device sales. The transaction is expected to be accretive to Philips’ revenue growth, adjusted EBITA margins and adjusted EPS by 2018.

The transaction is structured as a cash tender offer by Philips for all of the issued and outstanding shares of Spectranetics, to be followed by a merger in which each share of Spectranetics not tendered in the tender offer will be converted into the USD 38.50 per share price paid in the tender offer. Pursuant to the merger agreement, the transaction is subject to customary closing conditions, including certain regulatory clearances in the U.S. and in certain non-U.S. jurisdictions. The tender offer is not subject to any financing conditions. Philips intends to finance the acquisition through a combination of cash on hand and the issuance of debt.

[1]	Stellarex is not available for sale in the U.S.
[2]	Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of intangible assets (excluding software and development expenses), impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other significant items
[3]	Adjusted EPS is EPS excluding restructuring, acquisition-related and intangible amortization charges
[4]	AngioSculptX is not available for sale in the U.S.
[5]	Medium-term: 3-4 years as of the end of 2016

For further information, please contact:

Philips:

Steve Klink

Philips Group Press Office

Tel.: +31 6 10888824

E-mail: steve.klink@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

Spectranetics:

Michaella Gallina

Spectranetics Investor Relations

Tel.: +1 719 447 2417

E-mail: Investor.relations@spnc.com

Zach Stassen

Spectranetics Investor Relations

Tel.: +1 719 447 2292

E-mail: Investor.relations@spnc.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 70,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

About Spectranetics

The Spectranetics Corporation develops, manufactures, markets and distributes medical devices used in minimally invasive procedures within the cardiovascular system. The Company’s products are available in over 65 countries and are used to treat arterial blockages in the heart and legs and in the removal of pacemaker and defibrillator leads.

The Company’s Vascular Intervention (VI) products include a range of laser catheters for ablation of blockages in arteries above and below the knee, the AngioSculpt scoring balloon used in both peripheral and coronary procedures, and the Stellarex drug-coated balloon peripheral angioplasty platform, which received European CE mark approval in December 2014. The Company also markets support catheters to facilitate crossing of peripheral and coronary arterial blockages, and retrograde access and guidewire retrieval devices used in the treatment of peripheral arterial blockages, including chronic total occlusions. The Company markets aspiration and cardiac laser catheters to treat blockages in the heart.

The Lead Management (LM) product line includes excimer laser sheaths, dilator sheaths, mechanical sheaths and accessories for the removal of pacemaker and defibrillator cardiac leads, including the Bridge™ Occlusion Balloon.

For more information, visit www.spectranetics.com.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Spectranetics or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Spectranetics. The offer to purchase shares of Spectranetics common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE

SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by HealthTech Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by Spectranetics. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Forward-Looking Statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the Offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding Spectranetics, including without limitation with respect to its business, the Offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the Offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this release (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases, or by statements that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iii) uncertainties as to the timing of the Offer and merger; (iv) uncertainties as to how many of Spectranetics’ stockholders will tender their stock in the Offer; (v) the possibility that competing offers will be made; (vi) the failure to complete the Offer or the merger in the timeframe expected by the parties or at all; (vii) the outcome of legal proceedings that may be instituted against Spectranetics and/or others relating to the Transactions; (viii) the risk that the Transactions disrupt current plans and operations of Spectranetics and affect its ability to maintain relationships with employees, customers, or suppliers; (ix) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Spectranetics’ operations into those of Philips; (x) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xi) domestic and global economic and business conditions; (xii) regulatory developments affecting Philips’ and or Spectranetics’ actual or proposed products or technologies; (xiii) political, economic and other developments in countries where Philips operates; (xiv) unpredictability and severity of catastrophic events; (xv) industry consolidation and competition; and (xvi) other risk factors described in Spectranetics’ Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Any forward-looking statements in this release are based upon information known to Philips on the date of this announcement. Neither Philips nor Spectranetics undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.